Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 132-02693
Date: September 9, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Item Number	Description
1.	Minutes of the Extraordinary General Shareholders’ Meeting of Telemig Celular Participações S.A. held on September 8, 2009.
2.	Minutes of the Extraordinary General Shareholders’ Meeting of Telemig Celular S.A. held on September 8, 2009.

Item 1

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING HELD ON SEPTEMBER 08, 2009

1.           DATE, TIME AND PLACE: September 08, 2009, at 11 a.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The call notice was dismissed in compliance with paragraph 4o of article 124, of Law 6,404/76.

3.           ATTENDANCE: the sole shareholder of the Company, Vivo Participações S.A., attended the meeting, representing 100% of the capital stock of the Company, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance”.

4.           AGENDA: cancellation of the registration of the Company as publicly-held company

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6.           RESOLUTION: The shareholder analyzed the agenda and resolved to approve the request to the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM of the cancellation of its registration as a publicly-held company pursuant to the corporate restructuring involving the merger of shares of Telemig Celular S.A. into Telemig Celular Participações S.A. (the “Company”) with the subsequent merger of shares of the Company into Vivo Participações S.A. (“Vivo Part.”), which became its sole shareholder. The Chairman reminded the shareholder that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on May 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009, and had the purpose of simplifying the structure of the companies involved and consolidating the shareholders into one publicly-held Company, Vivo Part., with higher liquidity in the stock market.

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’
MEETING HELD ON SEPTEMBER 08, 2009

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, the shareholder acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph one, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, the publication of these minutes shall occur with the omission of the shareholder´ representatives signatures.

SIGNATURES: Breno Rodrigo Pacheco de Oliveira - Chairman; Bruno Angelo Indio e Bartijotto - Secretary - OAB/SP No. 238.766; and VIVO PARTICIPAÇÕES S.A. - represented by Breno Rodrigo Pacheco de Oliveira.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telemig Celular Participações S.A., held on September 08, 2009, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto Secretary - OAB/SP No. 238.766

Item 2

TELEMIG CELULAR S.A.
CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON SEPTEMBER 08, 2009.

1.           DATE, TIME AND PLACE: September 08, 2009, at 10:00 a.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.           CALL NOTICE: The call notice was dismissed in compliance with paragraph 4o of article 124, of Law 6,404/76.

3.           ATTENDANCE: the sole shareholder of the Company, Telemig Celular Participações S.A., attended the meeting, representing 100% of the capital stock of the Company, as indicated by the signatures in the “Corporate Book of Shareholders’ Attendance”.

4.           AGENDA: cancellation of the registration of the Company as publicly-held company

5.           CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira – Chairman and Bruno Angelo Indio e Bartijotto – Secretary.

6.           RESOLUTION: The shareholder analyzed the agenda and resolved to approve the request to the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM of the cancellation of its registration as a publicly-held company pursuant to the corporate restructuring involving the merger of shares of the Company into Telemig Celular Participações S.A. (“TCP”), which became its sole shareholder, with, on the same day, the subsequent merger of shares of the Company into Vivo Participações S.A. (“Vivo Part.”).

TELEMIG CELULAR S.A.
CNPJ/MF No. 02.320.739/0001-06 - NIRE 31.300.012.999
Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING HELD ON SEPTEMBER 08, 2009.

The Chairman reminded the shareholder that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on May 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009, which approved the transaction, and had the purpose of simplifying the structure of the companies involved and consolidating the shareholders into one publicly-held company, Vivo Part., with higher liquidity in the stock market.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, the shareholder acknowledged that it would be drawn up in the form of summary of the facts, as authorized by article 130, paragraph one, of Law No. 6,404/76. It was also determined that, as authorized by article 130, paragraph second, of Law No. 6,404/76, the publication of these minutes shall occur with the omission of the shareholder´ representatives signatures.

SIGNATURES: Breno Rodrigo Pacheco de Oliveira - Chairman; Bruno Angelo Indio e Bartijotto - Secretary - OAB/SP No. 238.766; TELEMIG CELULAR PARTICIPAÇÕES S.A. - represented by Breno Rodrigo Pacheco de Oliveira.

This is a true certified copy of the original minutes of the Extraordinary Shareholders´ Meeting of Telemig Celular S.A., held on September 08, 2009, drawn up in the appropriate book.

Bruno Angelo Indio e Bartijotto Secretary - OAB/SP No. 238.766

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